SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CooTek (Cayman) Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

G2490L 109

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2490L 109	Page 2 of 7 pages

1	Name of Reporting Person Jialiang Wang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 215,624,465. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 215,624,465. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 215,624,465. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row 9
7.3% of Class A ordinary shares (or 6.8% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). See Item 4.

12	Type of Reporting Person IN

CUSIP No. G2490L 109	Page 3 of 7 pages

1	Name of Reporting Person Jialiang’s Global Creativity Investment Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 215,624,465. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 215,624,465. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 215,624,465. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row 9
7.3% of Class A ordinary shares (or 6.8% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). See Item 4.

12	Type of Reporting Person CO

CUSIP No. G2490L 109	Page 4 of 7 pages

Item 1(a).	Name of Issuer: CooTek (Cayman) Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: Building 7, No. 2007 Hongmei Road, Xuhui District, Shanghai, 201103, People’s Republic of China.

Item 2(a).	Name of Person Filing: Jialiang Wang, and Jialiang’s Global Creativity Investment Inc. (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:
The address of the Reporting Persons is c/o Building 7, No. 2007 Hongmei Road, Xuhui District, Shanghai, 201103, People’s Republic of China.

Item 2(c)	Citizenship: Jialiang Wang is a citizen of the People’s Republic of China. Jialiang’s Global Creativity Investment Inc. is a British Virgin Islands company.
Item 2(d).

Title of Class of Securities:
ordinary shares, par value $0.00001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty-five votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: G2490L 109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:		Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Jialiang Wang	215,624,465	(1)	7.3%(2)	2.4%(3)	215,624,465	(1)	0	215,624,465	(1)	0
Jialiang’s Global Creativity Investment Inc.	215,624,465	(1)	7.3%(2)	2.4%(3)	215,624,465	(1)	0	215,624,465	(1)	0

(1)         Represents 215,624,465 Class A ordinary shares held by Jialiang’s Global Creativity Investment Inc., a British Virgin Islands company. Jialiang’s Global Creativity Investment Inc. is ultimately owned by Ivy Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Jialiang Wang is the settlor of this trust, and Mr. Wang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Jialiang’s Global Creativity Investment Inc. Mr. Wang is the sole director of Jialiang’s Global Creativity Investment Inc.

CUSIP No. G2490L 109	Page 5 of 7 pages

(2)         The beneficial ownership of Mr. Wang and Jialiang’s Global Creativity Investment Inc. represents 7.3% of total Class A ordinary shares (or 6.8% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) as of December 31, 2018. The percentage of class of securities beneficially owned by each Reporting Person is calculated based on 2,934,056,736 Class A ordinary shares and 246,224,465 Class B ordinary shares of the Issuer outstanding as of December 31, 2018, based on the information provided by the Issuer.

(3)         For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty-five votes per share on all matters submitted to them for a vote.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

CUSIP No. G2490L 109	Page 6 of 7 pages

Item 10.	Certifications:
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2019

Jialiang Wang

/s/ Jialiang Wang

Jialiang’s Global Creativity Investment Inc.

	By:	/s/ Jialiang Wang
	Name:	Jialiang Wang
	Title:	Director

CUSIP No. G2490L 109	Page 7 of 7 pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement